Exhibit (a)(1)(xv)

Media Contact:	Gil Nielsen VP, IDT Corporate Communications (973) 438-3553	Investor Contacts:	Mary Jennings Director, Investor Relations (973) 438-3124

IDT CORPORATION ANNOUNCES EXPIRATION OF TENDER OFFER FOR NET2PHONE

SHARES; SUBSEQUENT OFFERING PERIOD TO BE PROVIDED

Subsequent Offering Period to Expire at 5:00 p.m., New York City Time, on Thursday, January 19, 2006, Unless Extended

Newark, N.J. – December 29, 2005 – IDT Corporation (NYSE:IDT, IDT.C) today announced the expiration of the tender offer by NTOP Acquisition, Inc., a Delaware corporation and a wholly-owned subsidiary of IDT, to purchase all of the outstanding shares of the common stock of Net2Phone, Inc. (NASDAQ: NTOP) not already beneficially owned by IDT for $2.05 net per share in cash. Based upon a preliminary tally by D.F. King & Co., Inc., the information agent for the offer, approximately 28,782,824 shares were validly tendered in the offer (including approximately 2,517,612 shares tendered by notice of guaranteed delivery), representing approximately 61% of the outstanding Net2Phone shares not beneficially owned by IDT or its affiliates immediately prior to the commencement of the offer. The tendered shares, together with the Net2Phone shares already beneficially owned by IDT, represent approximately 77% of the shares of Net2Phone common stock outstanding on a fully-converted basis. IDT has accepted for payment all Net2Phone shares validly tendered and not withdrawn in the Offer. The final count of shares tendered, including guaranteed deliveries, will be available by January 4, 2006. Shareholders whose shares were validly tendered and not properly withdrawn prior to the expiration of the offer will promptly receive the offer price of $2.05 net per share in cash.

IDT also announced that it will provide a subsequent offering period of 14 business days, expiring at 5:00 p.m., New York City time, on Thursday, January 19, 2006, unless extended. During the subsequent offering period, holders of shares of Net2Phone common stock that were not previously tendered in the offer may tender their shares in exchange for $2.05 net per share in cash on the same terms that applied prior to the initial expiration of the offer. IDT will pay for any shares tendered during the subsequent offering period promptly after such shares are validly tendered. Shares that are properly tendered in the offer, whether before or after the commencement of the subsequent offering period, may not be withdrawn during the subsequent offering period, as required pursuant to Rule 14d-7(a)(2) under the Securities Exchange Act of 1934, as amended. The purpose of the subsequent offering period is to enable Net2phone shareholders who did not tender their shares prior to the initial expiration of the offer to participate in the offer and receive the $2.05 net per share in cash offer price on an expedited basis, and also to enable IDT to attempt to acquire 90% or more of the shares of Net2Phone common stock outstanding prior to the expiration of the subsequent offering period.

All other terms and conditions of the offer remain the same, as set forth in the tender offer materials disseminated by IDT. As promptly as practicable after the expiration of the subsequent offering period, IDT will take all action within its control to effect a merger of Net2Phone with NTOP Acquisition in which all remaining holders of Net2Phone common stock will receive the same consideration for their shares as the holders who tendered their shares in the offer.

IDT has engaged Wachovia Bank, N.A. to act as depositary in connection with the tender offer. Questions and requests for documentation in connection with the tender offer may be directed to D.F. King & Co., Inc., the information agent for the tender offer, at (800) 290-6429.

This press release is intended for informational purposes only and is not an offer to buy, a solicitation of an offer to sell or a recommendation to sell any shares of Net2Phone common stock. The solicitation of offers to sell shares of Net2Phone common stock is made pursuant to a tender offer statement on Schedule TO and an Offer to Purchase and related materials filed with the SEC by IDT, NTOP Acquisition and Messrs. Howard S. Jonas, Chairman of the IDT Board of Directors, and James A. Courter, Chief Executive Officer and a director of IDT. Messrs. Jonas and Courter may be deemed to be participants in the offer and the merger pursuant to Rule 13e-3 under the Securities Exchange Act of 1934, as amended, because they are members of the board of directors of Net2Phone.

Net2Phone stockholders are urged to read the tender offer statement on Schedule TO, as amended, the Offer to Purchase, Net2Phone’s Solicitation/Recommendation Statement on Schedule 14D-9, as amended, and other relevant documents filed with the SEC because they contain important information. Investors can obtain the tender offer statement and other publicly filed documents without charge from the website maintained by the SEC at www.sec.gov. Investors can also obtain the tender offer statement and related documents from IDT without charge by directing a request to IDT Corporation, 520 Broad Street, Newark, New Jersey, Attention: Investor Relations, Telephone: (973) 438-1000. A copy of this press release will be available on IDT’s website at www.idt.net in the “About IDT” Press Releases section.

IDT, through its IDT Telecom subsidiary, is a facilities-based, multinational carrier that provides a broad range of telecommunications services to retail and wholesale customers worldwide. IDT Telecom, by means of its own international telecommunications backbone and fiber optic network infrastructure, provides its customers with integrated and competitively priced international and domestic long distance and domestic all-distance telephony and prepaid calling cards. IDT Entertainment is the IDT subsidiary that is focused on developing, acquiring, producing and distributing computer-generated and traditionally animated productions and other productions for the film, broadcast and direct-to-consumer markets. IDT Capital is the IDT division principally responsible for IDT’s initiatives in radio broadcasting, brochure distribution and new technologies. Net2Phone, Inc., a subsidiary of IDT Corporation, is a provider of high-quality global retail Voice over IP services and offers a fully outsourced cable telephony service to cable operators allowing cable operators to provide residential phone service to their subscribers. IDT Corporation’s Class B Common Stock and Common Stock trade on the New York Stock Exchange under the ticker symbols “IDT” and “IDT.C,” respectively.

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